QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-14680

GENZYME SURGICAL PRODUCTS CORPORATION
SAVINGS AND INVESTMENT PLAN
 (Full Title of the Plan)

GENZYME CORPORATION
500 Kendall Street
Cambridge, Massachusetts 02142
(617) 252-7500
(Name, address and telephone number of issuer of the securities held pursuant to the Plan)

Genzyme Surgical Products Corporation
Savings and Investment Plan
Financial Statements and Supplemental Schedule Index

Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3
Notes to Financial Statements	4-10
Supplemental Schedule*:
Schedule of Assets (Held at End of Year) as of December 31, 2004	11

*
Certain supplemental schedules required by section 2520.103-10 of the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Genzyme Surgical Products Corporation Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Genzyme Surgical Products Corporation Savings and Investment Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
June 27, 2005

Genzyme Surgical Products Corporation
Savings and Investment Plan
Statements of Net Assets Available for Benefits
As of December 31, 2004 and 2003

	2004	2003
Assets
Investments, at fair value:
Registered investment companies, pooled separate accounts and guaranteed accounts	$6,591,966	$7,939,052
Genzyme Stock Fund	278,606	177,972
Participant loans	—	7,202

Total investments	6,870,572	8,124,226

Net assets available for benefits	$6,870,572	$8,124,226

The accompanying notes are an integral part of these financial statements.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2004

2004
Additions to assets attributable to:
Investment income:
Interest and dividend income	$126,605
Net appreciation	517,684

Total additions	644,289

Deductions from assets attributable to:
Benefit payments and withdrawals	(1,885,490)
Participant expenses	(12,453)

Total deductions	(1,897,943)

Decrease in net assets available for benefits	(1,253,654)
Net assets available for benefits:
Beginning of year	8,124,226

End of year	$6,870,572

The accompanying notes are an integral part of these financial statements.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Notes to Financial Statements

A.    Plan Description

  The following description of the Genzyme Surgical Products Corporation Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan documents for a more complete description of the Plan's provisions.

  General

  Deknatel, Inc., established the Deknatel Savings and Investment Plan, effective November 20, 1991, to provide a long-range program of systematic savings for eligible employees (the "Participants"). In April 1994, Deknatel acquired Snowden-Pencer, Inc. Subsequently, in September 1995, Deknatel, Inc. and Snowden-Pencer, Inc. merged and the surviving entity was named DSP Worldwide, Inc. ("DSP"). In July 1996, Genzyme Corporation ("Genzyme" or the "Company") acquired DSP, which it maintained as a wholly-owned subsidiary. In October 1997, DSP's name was changed to Genzyme Surgical Products Corporation. In 1999, the name of the Plan was changed from the Deknatel Savings and Investment Plan to the Genzyme Surgical Products Corporation Savings and Investment Plan. In January 2001, Genzyme Surgical Products Corporation, a wholly-owned subsidiary of Genzyme, was merged with and into Genzyme, and Genzyme became the sponsor of the Plan.

  The Plan is a defined contribution plan covering substantially all full-time employees of the former DSP. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986 (the "Code"), as amended, which includes a qualified cash or deferred arrangement, as described in Section 401(k) of the Code, for the benefit of eligible employees of Genzyme. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants or Genzyme have been accepted, except for a corrective distribution made by Genzyme on August 14, 2003 (see Employer Contributions below), and no new Participants have been allowed to enter the Plan. Existing Participants continue to have full access to their Plan account balances, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions.

  Plan Administration

  The Plan is administered by the Genzyme Benefit Plans Committee (the "Committee"), which represents Genzyme, the plan sponsor. The Committee was established on October 4, 2001 to replace its predecessor, the Genzyme Surgical Products Corporation Savings and Investment Plan Committee. The Committee consists of at least three persons who are appointed by Genzyme's Board of Directors (the "Genzyme Board"). The Committee has the authority to determine the eligibility of employees, interpret the Plan provisions and make final decisions in disputes involving any Participant's interest in the Plan. The Committee also has responsibility for the general administration of the Plan.

  The Compensation Committee of the Genzyme Board is authorized to perform any acts permitted or required to be performed by the Genzyme Board under the terms of the Plan.

  On April 1, 2004, Prudential Financial, Inc. ("PFI") purchased all of the outstanding shares of CIGNA Life Insurance Company ("CIGNA"), the retirement business of CIGNA Corporation. CIGNA became a subsidiary of PFI, which PFI now refers to as the Prudential Retirement

  Insurance and Annuity Company ("Prudential"). As of that date, Prudential acts as the administrative agent for Connecticut General Life Insurance Company providing all services CIGNA formerly provided to the Plan. Prudential is the trustee, custodian and recordkeeper of the Plan.

  Plan Amendments

  There were no amendments to the Plan during the year ended December 31, 2004.

  Investment Options

  The following participant-directed investment options were available to Participants during 2004:

  •
  Prudential Separate Accounts:

  –
  The Dryden S&P 500 Index Fund (1);
  –
  The Templeton Foreign Account;
  –
  The Janus Account;
  –
  The AIM Dynamics Fund (2);
  –
  The Small Cap Value/Perkins Wolf McDonnell Fund;
  –
  The Small Cap Growth/Times Square Fund;
  –
  The AIM Small Company Growth Fund (2);
  –
  The Lazard International Equity Account;
  –
  The Core Bond/BSAM Fund (managed by Bear Stearns Asset Management);
  –
  The Large Cap Value Fund (sub-advised by Wellington Management);
  –
  The Mid Cap Value Fund (sub-advised by Wellington Management); and
  –
  The Mid Cap Growth/Artisan Partners Fund.

  •
  Guaranteed Accounts:
  –
  The Guaranteed Income Fund; and
  –
  The Guaranteed Securities Separate Account.

  •
  The Putnam Voyager Fund;

  •
  The Fidelity Puritan Fund;

  •
  The Emerald Growth Fund (3);

  •
  The Heritage Mid Cap Stock Fund (3);

  •
  The Growth Fund of America (3); and

  •
  The Genzyme Stock Fund (formerly known as the Genzyme General Division Common Stock Fund)(4).

  Reallocation of account balances among participant directed investment options can be requested and processed on a daily basis.

  (1)
  In April 2004, in connection with PFI's acquisition of CIGNA, Prudential merged the former CIGNA S&P 500 Index Fund with its existing Dryden S&P 500 Index Fund.

  (2)
  Effective October 1, 2004, AIM Investments changed the name of the former INVESCO Dynamics Fund to the AIM Dynamics Fund and changed the name of the INVESCO Small Growth Fund to the AIM Small Growth Fund.

  (3)
  Effective August 2, 2004, the Emerald Growth Fund, Heritage Mid Cap Stock Fund and Growth Fund of America were added as participant directed investment options to the Plan.

  (4)
  Effective May 27, 2004, Genzyme amended its charter to eliminate the designation of separate series of common stock, which we now refer to as Genzyme Stock. As a result, effective May 27, 2004, the former Genzyme General Division Common Stock Fund is now referred to as simply the "Genzyme Stock Fund." At December 31, 2004, this fund is invested solely in shares of Genzyme Stock. Amounts contributed to the Genzyme Stock Fund could be invested in short-term investments pending the purchase of Genzyme Stock.

  Employee Contributions

  Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants were accepted and no new Participants were allowed to enter the Plan. Effective December 31, 2000, Participants of the Plan were eligible to participate in the Genzyme Corporation 401(k) Plan.

  In 2002, the U.S. Department of Labor ("DOL") commenced an audit of the Plan for the Plan Year ending December 31, 2000, which was concluded in the first half of 2003. The audit revealed that there were four occasions where the salary deferral contributions had not been forwarded to the Plan within the time period prescribed by ERISA regulations. As a result, the DOL found that the employer and the Plan Administrator violated ERISA Sec. 404(a)(1)(A)(i)(ii), (B), and 406(a)(1)(B) & (D). However, at its conclusion of the audit, the DOL issued a letter to the fiduciaries of the Plan, which noted that Genzyme had restored all losses to the Plan as a result of the late contribution remittances and concluded that no further action was warranted.

  Employer Contributions

  Effective December 30, 2000, the Plan was frozen and, as a result, except for the corrective employer contribution made during the year ended December 31, 2003, no new employer matching contributions have been made to the Plan since that date.

  Participant Accounts

  An individual account is maintained for each of the Plan's Participants to reflect the Participant's share of the Plan's investment income, the employer's contribution and the Participant's contribution. Investment income or loss is allocated based on the balances of the Participant's individual accounts.

  Vesting

  As of September 1, 2000, all Participants became 100% vested in their accounts under the Plan.

  Benefits and Withdrawals

  Benefits are distributable from the Plan upon the Participant's (1) retirement from employment on or after he has attained age 65, (2) termination of employment by reason of his disability (as determined by the United States Social Security Administration), (3) severance of employment, or (4) death. In addition, in-service withdrawals of elective contributions may be made by a Participant who incurs a hardship (as defined in the Plan), and a Participant may obtain an in-service withdrawal of all or a portion of any rollover contributions he has made to the Plan and, upon attaining age 59 1/2, all or a portion of his vested accounts under the Plan. Distributions from the Plan are made in the form of a lump-sum payment. This lump-sum payment includes cash and, at the Participant's election, may include some or all of the Participant's holdings of Genzyme Stock.

  Loans to Participants

  Participants may obtain a loan from the Plan collateralized by one-half of the Participant's vested interest in the Plan. No loan may exceed the lesser of one half of the vested interest of a Participant or $50,000, and each loan must be at least $1,000. Repayment of loans is made in equal installments through payroll deductions over a term generally not to exceed five years. However, if the Participant is obtaining the loan to purchase a primary residence, a longer repayment period may be allowed. The maximum repayment period for a loan used to repurchase a residence is specified at 25 years, and is required to be repaid before the Participant's normal retirement date. Loan transactions are treated as net interfund transfers to or from investment funds, and from or to the Participant loan fund, as applicable. All loans bear interest at the prime rate as posted in the monthly rates section of the Wall Street Journal, unless the Committee determines that a different rate is to be used for a loan or a class of loans. As repayments are made, both principal and interest are added back to the investment funds in which the Participant's account is invested.

  Effective September 1, 2000, a Participant may not obtain a loan unless the Committee approves the transaction as being in compliance with applicable legal requirements and the terms of the Plan. The Committee determines the interest rate applicable to each loan. A written repayment schedule specifies the date and payment amount necessary to amortize the loan. The specific loan repayment period for a loan used to purchase a principal residence is determined by the Committee.

  As of December 31, 2003, the Plan had Participant loans outstanding of $7,202. The interest rates for these loans ranged between 4.0% and 13.5%. During the year ended December 31, 2004, all of these loans were repaid in full and no new loans to Participants were granted.

B.    Summary of Significant Accounting Policies

  Basis of Accounting

  The financial statements of the Plan are prepared under accounting principles generally accepted in the United States of America using the accrual method of accounting.

  Investment Valuation and Income Recognition

  Units of participation in the Prudential separate accounts are valued at net asset value of units as reported to the Plan by Prudential and are generally based on the closing sale price of the underlying securities on the last business day of the plan year, which approximates fair value. Investments in the guaranteed accounts are generally benefit responsive and are stated at contract value, which approximates fair value. The Putnam Voyager Fund, Fidelity Puritan Fund, Emerald Growth Fund, Heritage Mid Cap Stock Fund, Growth of America Fund are stated at fair value based on each fund's reported net asset value on the last business day of the plan year. The Genzyme Stock Fund is stated at fair value, based on the end of day closing price on the Nasdaq National Market on the last business day of the plan year. Participant loans are valued at cost plus accrued interest, which approximates market value.

  Purchases and sales of securities are reflected on a trade-date basis. Gain or loss on sales of investments is based on average cost. The Plan presents the net appreciation or depreciation in the fair value of its investments in the statement of changes in net assets available for benefits, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

  Interest income is recorded, as earned, on an accrual basis. Dividend income is recorded on the ex-dividend date.

  Contributions and Benefit Payments

  Employee contributions and matching employer contributions are recorded in the period the payroll deductions are made. Effective December 30, 2000, the Plan was frozen. As of that date, no new contributions from Participants or Genzyme have been accepted and no new Participants have been allowed to enter the Plan. Existing Participants continue to have full access to their Plan account balances, including the ability to initiate fund transfers among the available investment options, loans and hardship distributions. Benefits are recorded when paid.

  Use of Estimates

  The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

  Risks and Uncertainties

  The Plan provides for various investment options in any combination of stocks, pooled separate accounts, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities can occur in the near term and that such changes could materially affect participant account balances, the amounts reported in the statement of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

C.    Investment Contract with Insurance Company

  The Plan participates in a contract with Prudential via an investment in the Guaranteed Income Fund ("GIF") and the Guaranteed Securities Separate Account ("GSSA"). Prudential commingles the assets of the GIF and GSSA with other assets. In certain instances when total distributions or transfers in the GIF and GSSA within a calendar year exceed pre-determined thresholds, transactions in the GIF and GSSA may face certain restrictions, in accordance with the contract terms. This could potentially result in the GIF and GSSA not being fully benefit responsive in certain instances. For the Plan's investment in the GIF and GSSA, the Plan is credited with interest at the interest rate specified in the contract which was 3.15% to 3.25% for the year ended December 31, 2004 for the GIF and 3.55% for the year ended December 31, 2004 for the GSSA. As discussed in Note B., "Summary of Significant Accounting Policies—Investment Valuation and Income Recognition," the GIF and GSSA are included in the financial statements at contract value which approximates fair value.

D.    Investments

  The fair market value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31,
	2004	2003
Dryden S&P 500 Index Fund	$3,094,785	$3,625,218
Fidelity Puritan Fund	1,644,380	1,786,288
Guaranteed Securities Separate Account	583,136	759,420
Heritage Mid Cap Stock Fund	410,691	N/A
AIM Dynamics Fund (formerly known as the INVESCO Dynamics Fund)	N/A	489,629

  During 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased in value (including investment and dividend income) by $644,289 as follows:

Interest and dividend income:
Pooled separate accounts and guaranteed accounts	$23,636
Registered investment companies	102,767
Loan interest, net	202

Interest and dividend income	126,605

Net appreciation in fair value of investments:
Pooled separate accounts	379,109
Registered investment companies	95,662
Genzyme Stock Fund	42,913

Net appreciation in fair value of investments	517,684

Total investment income	$644,289

E.    Qualification under the Internal Revenue Code

  The IRS determined that the Plan and related trust were designed in accordance with applicable sections of the Code. The most recent favorable determination letter issued to the Plan is dated September 4, 2002.

  The Plan has been amended since receiving the determination letter, in accordance with recent tax law changes, including the series of tax acts collectively known as GUST and EGTRRA. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code and ERISA.

F.    Amendment or Termination of the Plan

  Genzyme currently intends to continue the Plan, but reserves the right to terminate the Plan at any time or amend it in any manner advisable. No amendment may adversely affect the nonforfeitable interests of Participants in their accounts or permit the use or diversion of any part of the Plan other than for the exclusive benefit of the Participants or their beneficiaries (subject to Plan provisions permitting payment of fees and expenses). No merger, consolidation, or transfers of assets or liabilities of the Plan may reduce the Participant's interest accrued to the date of the merger, consolidation, or transfer. If Genzyme discontinues its contributions, or if the Plan is fully or partially terminated, or suspended, the Participants will become 100% vested in their accounts.

G.    Related Parties

  Certain plan investments are separate or guaranteed accounts managed by Prudential. Prudential is the trustee, custodian and recordkeeper as defined by the Plan and, therefore, these transactions are deemed to be party-in-interest transactions. During the year ended December 31, 2004, the Plan paid Prudential $12,453 of Participant expenses directly out of Participants' accounts. These expenses consisted primarily of annual base fees, per Participant charges, transaction charges, and fees and commissions on the sale or purchase of stock. Participant loans are also considered party-in-interest transactions.

  During the year ended December 31, 2004, the Plan purchased units in the Genzyme Stock Fund in the amount of $59,835, sold units in the Genzyme Stock Fund in the amount of $1,976, had net investment appreciation of $42,913 and an insignificant amount of administrative expenses related to the Genzyme Stock Fund. The total value of the Plan's investment in the Genzyme Stock Fund was $278,606 at December 31, 2004 and $177,792 at December 31, 2003.

H.    Administrative Expenses

  Except for Participant expenses, as described in Note G above, expenses relating to the general administration of the Plan are paid by Genzyme, the Plan Sponsor.

Genzyme Surgical Products Corporation
Savings and Investment Plan
Schedule of Assets (Held at End of Year)
Form 5500—Schedule H, Part V, Item 4i
As of December 31, 2004

Identity of Issue	Description of Investment	Units/ Shares	Fair or Contract Value
*Prudential	Guaranteed Income Fund	1,212	$45,511
*Prudential	Dryden S&P 500 Index Fund	44,724	3,094,785
*Prudential	Templeton Foreign Account	892	17,044
*Prudential	Guaranteed Securities Separate Account	39,902	583,136
*Prudential	Janus Account	535	23,220
*Prudential	Small Cap Value/Perkins Wolf McDonnell	3,044	71,445
*Prudential	Small Cap Growth/Times Square Fund	788	15,105
*Prudential	Lazard International Equity Account	5,093	98,681
*Prudential	Core Bond/BSAM Fund	24,102	341,407
*Prudential	Large Cap Value Fund	1,280	15,214
*Prudential	Mid Cap Value Fund	2,690	45,577
*Prudential	Mid Cap Growth/Artisan Partners Fund	4,725	48,502
Putnam	Putnam Voyager Fund	45	747
Fidelity Investments	Fidelity Puritan Fund	86,775	1,644,380
Emerald Funds	Emerald Growth Fund	10,366	136,521
Heritage Funds	Heritage Mid Cap Stock Fund	15,411	410,691
*Genzyme Corporation	Genzyme Stock Fund	4,798	278,606

			$6,870,572

*
Denotes party-in-interest.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Genzyme Surgical Products Corporation Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENZYME SURGICAL PRODUCTS CORPORATION SAVINGS AND INVESTMENT PLAN
	By:	Genzyme Benefit Plan Committee
Date: June 28, 2005	By:	/s/ ZOLTAN A. CSIMMA Zoltan A. Csimma Senior Vice President, Human Resources of Genzyme Corporation and Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP. Filed herewith.

QuickLinks

Genzyme Surgical Products Corporation Savings and Investment Plan Financial Statements and Supplemental Schedule Index
Report of Independent Registered Public Accounting Firm
Genzyme Surgical Products Corporation Savings and Investment Plan Statements of Net Assets Available for Benefits As of December 31, 2004 and 2003
Genzyme Surgical Products Corporation Savings and Investment Plan Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2004
Genzyme Surgical Products Corporation Savings and Investment Plan Notes to Financial Statements
Genzyme Surgical Products Corporation Savings and Investment Plan Schedule of Assets (Held at End of Year) Form 5500—Schedule H, Part V, Item 4i As of December 31, 2004
SIGNATURE
EXHIBIT INDEX